EXHIBIT 99.1

WeRide Enters Belgium as Autonomous Robobus Rolls Into Leuven

LEUVEN, Belgium, Sept. 11, 2025 (GLOBE NEWSWIRE) -- WeRide (Nasdaq: WRD), a global leader in autonomous driving technology, announced its expansion into Belgium with the launch of its Robobus in Leuven, in partnership with Flemish public transportation company De Lijn, the City of Leuven, and mobility consultancy firm Espaces-Mobilités. The move marks WeRide's 11th global market worldwide and builds on its European presence following deployments in France, Switzerland and Spain.

WeRide's Robobus in Leuven, Belgium

Starting today, WeRide's Robobus will conduct mapping in downtown Leuven, between Leuven Station and Heverlee. This busy route, characterized by dense city traffic and its connection to a major transport hub, reflects typical Belgian urban conditions. Public road testing is expected in mid-September, with a safety officer onboard during the first phase.

Pending successful testing and regulatory approval from the Public Department of Mobility and Transport, a pilot autonomous shuttle service will be operated by De Lijn along the same route. This pilot is scheduled to begin in mid-November and run through end-January 2026 — marking Belgium’s first commercial deployment of autonomous vehicles (AVs) in mixed and complex traffic. Passengers will be allowed to board using a digital ticket via app, SMS, or their subscription.

Following the trial period, the shuttles are expected to enter regular service in Leuven, marking a national milestone in the application of autonomous public transport. The service aims to improve first- and last-mile connectivity while seamlessly integrating AVs into Leuven's transit network. Looking ahead, the goal is to achieve fully driverless operations, further enhancing safety and efficiency in urban mobility.

"Entering Belgium is a strategic step in WeRide's growth. Europe is a key AV market with strong public investment and clear commercialization paths, with Belgium standing out as a mobility-focused innovation hub. We're pleased to partner with De Lijn, Espaces-Mobilités, and the City of Leuven, which have shown strong support for autonomous mobility, as we work to scale autonomous driving services across Europe, with the goal of achieving fully driverless operations," said Jennifer Li, CFO and Head of International at WeRide.

"With this first project, we are tapping into the potential of AVs to improve road safety, reduce traffic congestion, and ease parking pressure. Outside city centers, they can also provide 'last mile' connections and reliable transport to rural areas and for people with limited mobility," said Annick De Ridder, Flemish Minister of Mobility, Public Works, Ports, and Sports.

"With this pilot project, we are taking an important step toward the future of public transport in Flanders. Autonomous shuttles are no longer science fiction, but a concrete solution we are testing with our partners in Leuven. We are using this technology to create safer, more efficient, and more accessible shared mobility. In the future, we can use this technology to attract many more passengers by expanding public transport in an attractive and efficient way," said Ann Schoubs, CEO of De Lijn.

"Autonomous mobility promises to be the biggest revolution in transport since the combustion engine. If that's the case, it's essential that our regions and the public sector prepare for this transformation. The program we are implementing in Belgium, in collaboration with various regions and transport operators, is the best way to learn together and develop a coherent public policy to improve mobility and avoid reinforcing individual car use," said Xavier Tackoen, Partner at Espaces-Mobilités.

In preparation for the launch in Leuven, De Lijn and Espaces-Mobilités completed a year-long training program on autonomous mobility, which included technical workshops and a study tour to WeRide's Guangzhou office. The tour provided hands-on experience with WeRide's existing Robobus operations and best practices for integrating AVs into public transport.

The pilot is supported by EIT Urban Mobility, an EU body that accelerates the transition to sustainable mobility, highlighting strong public-private sector collaboration.

Belgium has prioritized advancing autonomous mobility through smart urban planning, investment in smart mobility solutions, and supportive regulations. Reflecting this, Leuven — Belgium's oldest university city situated 30 kilometers east of Brussels and well-connected to major Belgian cities and transport hubs — was selected as the strategic pilot site for deployment. Local initiatives like FlexCURB, which optimizes curbside space with digital tools, further enable safe last-mile operations and smooth AV integration into the wider transport network.

Beyond Belgium, WeRide is rapidly expanding across Europe. Last month, the company launched its first Robotaxis in Furttal, Switzerland, under the "iamo" (Intelligent Automated Mobility) pilot with Swiss Transit Lab, SBB CFF FFS, and the cantons of Zurich and Aargau. Earlier this year, WeRide launched Europe's first fully driverless commercial Robobus service in Valence, France, in partnership with beti, Renault Group, and Macif.

About WeRide
WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles (AVs) have been tested or operated in over 30 cities across 11 countries. We are also the first and only technology company whose products have received autonomous driving permits in six markets: China, Singapore, France, Saudi Arabia, the UAE, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named in Fortune Magazine’s 2024 “The Future 50” list.

About De Lijn
De Lijn is the public transport company responsible for bus and tram services throughout Flanders. With a network of thousands of vehicles and stops, De Lijn connects people, cities, and communities in a sustainable and accessible way. Approximately 3.5 million people use its services one or more times each year.

The company operates three tram networks (Antwerp, Ghent, and the coastal tram), and approximately half its bus services are outsourced to operators. With over 10,000 employees, De Lijn strives every day to provide safe, reliable, and high-quality service.

By investing in electrification, digital innovation, and collaboration with local authorities De Lijn is shaping a future where public transport is the natural choice.

About Espaces-Mobilités
Espaces-Mobilités is an independent Belgian consulting firm based in Brussels that has been advising public authorities, transport operators and businesses on public space and mobility issues for over 30 years. Its unique expertise lies in its ability to develop comprehensive, multimodal mobility strategies and translate them into coherent developments that improve the quality of public space.

Media Contact
WeRide: pr@weride.ai
De Lijn and Espaces-Mobilités: pers@delijn.be

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